MEMORANDUM

TO:	Division of Corporation Finance, Securities and Exchange Commission

FROM:	Texas Petrochemicals Inc.

DATE:	March 20, 2009

RE:	Registration Statement on Form 10, filed February 17, 2009
Response to SEC Staff Comments dated March 6, 2009

We are responding to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated March 6, 2009 regarding the Registration Statement on Form 10-12G filed February 17, 2009 (File No. 000-53534) (the "Registration Statement") of Texas Petrochemicals Inc. Where applicable, our responses indicate the additions or revisions we included in Amendment No. 1 to the Registration Statement ("Amendment No. 1") that we are filing today via EDGAR. For your convenience, our responses are prefaced by the exact text of the Staff's corresponding comment in bold text.

We respectfully request that the Staff review Amendment No. 1 and our responses at its earliest convenience. Please advise us as of any further comments as soon as possible.

Adjusted EBITDA

1.
Your revised disclosure in response to comment 10 in our letter dated January 15, 2009 indicates that you present Adjusted EBITDA because your lenders require you to report this measure and because management uses Adjusted EBITDA as a performance measure.  It appears as if you removed your calculation of the fixed charge coverage ratio that was included in your amendment to your Form 10 filed on February 4, 2009 because the fixed charge coverage ratio covenant was removed from the amended revolving credit agreement in February 2009.  If this covenant has been removed and this disclosure is no longer needed, please tell us why your presentation of Adjusted EBITDA is still necessary.  Please revise your disclosure under heading “Adjusted EBITDA” in MD&A and your reference to lender requirements in your segment footnote accordingly.

Further Note, if you continue to present Adjusted EBITDA because management uses it as a performance measure, you must meet the burden of demonstrating the appropriateness and usefulness of this non-GAAP measure as a performance measure.  Please tell us the specific reasons you believe the presentation of a performance measure eliminating stock based compensation and unrealized gains or losses on derivatives provides useful information to investors.  Clarify whether you believe these charges are non-recurring or recurring and with reference to Item 10(e) of Regulation S-K and The Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, demonstrate the appropriateness of using your non-GAAP measure as a performance measure.  If you are able to demonstrate the appropriateness of this non-GAAP measure, expand your disclosures to provide a comprehensive discussion that identifies the substantive reasons why you believe your non-GAAP measure provides useful information to investors.  Your revised disclosure should specifically address how your elimination of the above mentioned items could result in a meaningful performance measure.  If you are able to meet this burden of demonstrating the usefulness of this non-GAAP measure, you must also provide all of the disclosures discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

Response: We have revised our Management’s Discussion & Analysis to eliminate our presentation of Adjusted EBITDA.

Contractual Obligation

2.
We note your revised disclosure in response to comment 21 in our letter dated January 15, 2009, which indicates that purchases under contract from your feedstock suppliers vary depending on materials produced by suppliers or certain indices.  Tell us why you have not included obligations to purchase fixed volumes of material subject to variable price provisions.  The definition of purchase obligations in Item 303(a)(5)(ii)(D) of Regulation S-K includes agreements with variable price provisions, and SEC Release 35-8182 discusses the need to provide estimates of the payments due under purchase obligations subject to variable price provisions, with footnotes to inform investors of the payments that are subject to market risk.  Also, please consider expanding the footnotes to the table to provide additional useful information regarding obligations to purchase a percentage of volume of material produced by a particular supplier, such as the stipulated percentage, the supplier’s expected or historical output, or other information to indicate the scope of the obligation.

Response: We have not included our crude C4 feedstock purchase contracts because they contain both variable price and variable volume provisions, not just variable price provisions.  We have revised our disclosure under Contractual Obligations to clarify this and otherwise respond to this comment.

Critical Accounting Policies

3.	We note your revised disclosure as a result of comment 22 in our letter dated January 15, 2009. Please address the following:

•
You disclose that you use different estimates and assumptions to determine appropriate amounts of overhead absorption market value for inventory valuation purposes, however your policy does not discuss in detail the impact your contract pricing and raw material pricing has on your inventory valuation which led to your most recent lower of cost or market adjustments.  Please revise to provide a more detailed discussion of all the assumptions used to value inventory and provide a sensitivity analysis for each of those assumptions.

Response: We have revised our critical accounting policy on inventory cost in response to this comment.

•
Your disclosure indicates that you did not perform a SFAS 144 analysis on your property, plant and equipment.  Considering the recent lower of cost or market charges, the variations of oil products prices and the shut down of a plant as a result of a hurricane as well as the current economic crisis, it is unclear how you have determined that an impairment analysis of your PP&E was not necessary.

Response: We have revised our critical accounting policy on plant, property and equipment in response to this comment.

Note 3, Significant Accounting Policies

Revenue Recognition

4.
We note your response to comment 35 in our letter dated January 15, 2009 with regards to the contractual arrangements you enter into that result in deferred revenue being recognized and your revised disclosure that removes your accounting policy for deferred revenue.  Please revise your disclosure to include an accounting policy for deferred revenue which includes the information provided in your response and clarifies the typical timeframe between your invoice date and the ship date.

Response: We have revised “Revenue Recognition” under Note 3 to our unaudited financial statements for the six months ended December 31, 2008 and under Note 2 to our financial statements for the fiscal years ended June 30, 2008, 2007 and 2006 in response to this comment.

Huntsman Butadiene/MTBE Business Financial Statements

5.
Your response to comment 39 in our letter dated January 15, 2009 indicates that the financial statements of the acquired business for the period ending March 31, 2006 and the corresponding period in 2005 could not be provided without unreasonable effort and expense due to the fact that a review of the interim financial statements had not been completed by independent auditors.  Since interims provided under Rule 3-05 of Regulation S-X do not have to be audited or reviewed by independent auditors, we ask that you revise to file these interim financial statements.

Response: While we acknowledge that interim financial statements provided under Rule 3-05 of Regulation S-X are not required by the securities laws to be audited or reviewed by independent auditors, our management nevertheless believes that auditor review of the interim financial statements for the Huntsman Butadiene/MTBE Business would be prudent prior to inclusion of these statements in our filing.  Please note that the interim financial statements for the acquired business were prepared by Huntsman, not the Company.  Because of the third-party nature of these interim financial statements, our management believes that, before filing such financial statements with the SEC, it would be prudent for us to obtain effectively the same level of assurance as would be provided through a review conducted on our behalf and for our benefit in accordance with SAS No. 100 (Interim Financial Information).  We take very seriously our obligation to provide complete and accurate financial statements in our filings with the Commission, and because the level of assurance we believe would be prudent to obtain has not been obtained and cannot be provided without unreasonable effort and expense, we respectfully request that the Staff concur with our conclusion that the statements can appropriately be omitted pursuant to the Staff’s authority under Rule 10-01 of Regulation S-X.

We respectfully request the Staff to take into account the fact that a significant number of the Huntsman employees who were responsible for the financial statements, whom we would wish to interview in connection with the inclusion of the unaudited interim financial statements of the acquired business, have left Huntsman or have been reassigned.  Moreover, Huntsman is not contractually obligated to make its employees available to us to facilitate our review at this time, nor is it obligated to provide supporting books and records.  While we obtained representations and warranties from Huntsman regarding, and we conducted due diligence procedures with respect to, the financial statements of the acquired business, including with respect to the 2006 interim period, we did not obtain representations and warranties on, or conduct specific due diligence on, comparative 2005 interim financial statements of the acquired business.  At this point in time, we are, for the reasons stated above, constrained in our ability to conduct further due diligence on the unaudited interim financial statements of the acquired business.

As previously stated in our memorandum to the Staff dated February 3, 2009, we believe the omission of the interim financial information would not materially impair an investor’s ability to understand our historical financial statements.  The acquired business has now been reflected in two and a half years of our consolidated financial statements, and the Registration Statement also includes audited financial statements of the acquired business for the three years ended December 31, 2005.  The 30 full months of consolidated financial statements reflect the operations of the acquired business under our management.  The requested interim financial statements would reflect a period beginning over three years ago, when the operations of the acquired business were not under our management.  We believe that financial information this old, for unaudited interim periods prior to our acquisition of the business, is of limited use to investors.  For all of the reasons articulated above, we believe that omission of the interim financial statements is appropriate and, as stated in Rule 10-01, is consistent with the protection of investors.

Qualitative and Quantitative Disclosures about Market Risks

6.
We note you recorded an unrealized loss on derivatives of $5.3 million during the first six months of 2009, of which $4.4 million related to interest rate swaps.  Your market risk disclosure does not discuss these swaps in detail or the events and circumstances surrounding the $4.4 million unrealized loss on interest rate swaps.  Please revise to disclose each of your primary market risk exposures, how these exposures are managed and any changes in these risks or management policies as required by Item 305(b) of Regulation S-K.  Additionally revise to include the disclosures required by Item 305(a) of Regulation S-K as it is unclear in your current disclosure which disclosure alternative you are using and how you have fully complied with those requirements.

Response: We have revised our Qualitative and Quantitative Disclosures about Market Risk by adding a new section entitled “Interest Rate Risk” in response to this comment.

Texas Petrochemicals Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.